Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 2 to the Registration Statement (Form S-3 No. 333-217356) and related Prospectus of Willdan Group, Inc. for the registration of up to $125,000,000 of its common stock, preferred stock, debt securities, warrants, rights, and units and to the incorporation by reference therein of our report dated March 31, 2015, except for Note 12, for which the date is March 15, 2016, with respect to the consolidated financial statements of Willdan Group, Inc. and subsidiaries included in its Annual Report (Form 10-K) for the year ended December 30, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, California

November 2, 2017